

December 16, 2013

<u>Via E-mail</u>
Robert B. Wallace
Executive Vice President and
 Chief Executive Officer
PVR Partners, L.P.
Three Radnor Corporate Center, Suite 301
100 Matsonford Road
Radnor, PA 19087

> **Re:** **PVR Partners, LP**
> **Registration Statement on Form S-4**
> **Filed November 22, 2013**
> **File No. 333-192498**

Dear Mr. Wallace:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that you are registering the exchange notes in reliance on the positions enunciated in *Exxon Capital Holdings Corporation* (available May 13, 1988), *Morgan Stanley & Co. Incorporated* (available June 5, 1991) regarding resales, and *Shearman & Sterling* (available July 2, 1993) with respect to the participation of broker-dealers. Accordingly, with the next amendment please submit as correspondence a letter (1) indicating that you are registering the exchange offer in reliance on the positions set forth in those letters and (2) including the statements and representations substantially in the form set forth in the *Morgan Stanley & Co. Incorporated* and *Shearman & Sterling* letters.

Prospectus Cover Page

2. Please disclose the following on your prospectus cover page:

    - Any Broker-Dealer who receives new securities pursuant to the exchange offer acknowledges that it will deliver a prospectus in connection with any resale of such new securities; and,

    - Any Broker-Dealer who acquired the old securities as a result of market-making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with re-sales of the new securities.

Where You Can Find More Information, page ii

3. Please revise the third bullet to include the Form 8-K filed September 17, 2013.

Exchange Offer, page 14

Expiration Date, page 17

4. As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

Extensions, Delays in Acceptance, Termination or Amendment, page 17

5. We note your disclosure indicating that if you delay accepting any old notes or terminate the exchange offer, you will "promptly pay." Please revise to state that you will issue the new notes or return the old notes promptly after expiration of the offer. Please see Exchange Act Rule 14e-1(c).

Your Representations to Us, page 19

6. Please revise to include a representation that any party acquiring securities in the exchange offer is not engaged in and does not intend to engage in a distribution of the new securities. Please also ensure that your letter of transmittal reflects this requirement.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Scott Anderegg, Staff Attorney, at (202) 551-33342, or Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3264 with any questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director